FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 14, 2006
Rubicon Minerals Corporation (Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada (Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits

Exhibit	Description
EX-99.1	INTERIM CONSOLIDATED FINANCIAL STATEMENTS - SECOND QUARTER
EX-99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS - SECOND QUARTER
EX-99.3	CERTIFICATE OF CEO
EX-99.4	CERTIFICATE OF CFO

RUBICON MINERALS CORPORATION
Date: August 14, 2006	By:	“Robert Lewis”
Robert Lewis
CFO